China Du Kang Co., Ltd.

Town of Dukang, Baishui County	2840 Highway 95 Alt. S,
A-28,Van Metropolis,#35 Tangyan Road,	Suite 7
Xi'an, Shaanxi, PRC, 710065	Silver Springs, NV 89129

==================

March 27, 2012

John Reynolds, Assistant Director
Pamela Howell, Staff Attorney
Susann Reilly, Staff Attorney
Office of Beverages, Apparel and
Health Care Services
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:          China Du Kang Co., Ltd.
Form 10 filed November 10, 2009
File No.: 0-53833

Dear Mr. Reynolds, Ms. Howell, Mr. McAllister and Mr. Williamson:

On behalf of the registrant, China Du Kang Co., Ltd. we acknowledge our responsibility to include signatures of the Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer on Form 10-K and will insure that this obligation is fulfilled in the future. In the event that one person serves us in dual capacities we will appropriately note the signatures to include that disclosure.

We understand that, with this acknowledgement, the Staff has no further comments with regards to the Form 10 and Forms 10-K. We would like to thank the Staff for the diligence and professional courtesy shown throughout this process.

Should you require anything further, please let us know. Thanks in advance,

Yours very truly,

China Du Kang Co., Ltd.
Want Youngsheng, CEO

WYS/js
enclosures